UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 14, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis appoints Dr. Klaus Moosmayer as Chief Ethics Risk and Compliance Officer

Basel, August 14, 2018 – Novartis announced today the appointment of Dr Klaus Moosmayer as Chief Ethics, Risk and Compliance Officer. He will report to Vas Narasimhan, M.D., CEO of Novartis and become a member of the Executive Committee of Novartis (ECN). Dr. Moosmayer will join Novartis on December 1, 2018 and will be based in Basel, Switzerland. He succeeds Shannon Thyme Klinger who was recently appointed Group General Counsel.

Dr. Moosmayer has been the Chief Compliance Officer of Siemens since January 1, 2014. Prior to that he served as the Chief Counsel Compliance at Siemens for four years. During this time he played a key role in building up Siemens' new, globally recognized compliance system. Prior to joining Siemens Dr Moosmayer practiced Law in Germany, specializing in white collar crime, Litigation and Business Law. He holds a Doctor of Jurisprudence (J.D) degree from Freiburg University.

Dr. Moosmayer is a recognized global leader in Ethics and Compliance. Since 2013, he has been Chair of the Anti-Corruption Taskforce of the Business and Industry Advisory Committee at the Organization for Economic Co-operation and Development (OECD). Additionally, Dr. Moosmayer is the Vice Chair of Business Compliance for the current G20 presidency and also served as Chair of Business Compliance during the 2016/17 G20 presidency.

Dr. Narasimhan said: “As we aspire to reimagine medicine, we must hold ourselves to highest ethical standards and always aim to win and maintain the trust of society and our many stakeholders. Klaus has extensive experience in leading Compliance for large global organisations and is internationally recognized in his field. As part of my executive leadership team, I am very confident that he will play a significant role in helping us to further define and shape our approach to ethics, risk and compliance in the coming years.”

Dr. Moosmayer said: “It is a great honor for me to be given the opportunity to join Novartis. Society has high expectations of the Pharmaceutical industry and rightfully so. I am pleased to see that there is already a strong focus on driving personal accountability for behaviors, and generating learnings that can be applied across the organization within Novartis. I look forward to building on this strong foundation to create a truly worldclass risk and compliance function.”

The role of Chief Ethics and Compliance Officer, reporting to the CEO, was created in 2014, this step elevated the Compliance function to the highest levels in the company. On April 1, 2018, the role was further expanded to include oversight of all risk management functions and became a member of the Executive Committee of Novartis.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “appoints,” “will,” “aim,” “confident,” “in the coming years,” “can,” “look forward to,” or similar terms, or by express or implied discussions regarding the potential impact of the announcements regarding Dr. Moosmayer on the reputation of Novartis, and on the Novartis Ethics, Risk and Compliance function or regarding any potential future financial or reputational impact of the appointment of Dr. Moosmayer. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee as to how these announcements will be received by investors or the public. Nor can there be any guarantee that the appointment of Dr. Moosmayer will have any particular impact on the Novartis business or reputation. In particular, our expectations could be affected by, among other things, the difficulties inherent in making large-scale change changes to sizeable organizations; unknown potential developments in currently known or unknown ethics and compliance matters, including uncertainties regarding actual or potential legal proceedings, including, among others actual or potential government investigations; regulatory actions or delays or government regulation generally; our ability to obtain or maintain proprietary intellectual property protection; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; the particular prescribing preferences of physicians and patients; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; general economic and industry conditions, including the effects of the persistently weak economic and financial environment in many countries; safety, quality or manufacturing issues, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward- looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 125,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 14, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting